787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 29, 2012

VIA EDGAR

Bo J. Howell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Credit Suisse High Yield Bond Fund

Post-Effective Amendment No. 2 to Registration Statement on Form N-2

Filed on February 3, 2012

Securities Act File No. 333-176860; Investment Company Act File No. 811-8777

Dear Mr. Howell:

This letter responds to a comment on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on February 28, 2012.

For your convenience, the substance of your comment has been restated below.  The Registrant’s response to the comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment:                              In the expense table in the Base Prospectus, please include a maximum sales load that may be charged in an offering and confirm that further post-effective amendments to the Registrant’s registration statement will include a maximum sales load amount in the expense table.  A footnote may be included explaining that the Prospectus Supplement will set forth any applicable sales load, which may be lower than the maximum sales load set out in the Base Prospectus expense table.

Response:                             The Registrant has included a maximum sales load of “up to 5.00%” in the Base Prospectus expense table and confirms that further post-effective amendments to the Registrant’s registration statement will include a maximum sales load amount in the expense table.  Footnote (1) to the expense table has been revised to indicate that the applicable sales load set forth in the Prospectus Supplement may be lower than 5.00%.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:           Joanne Doldo, Credit Suisse Asset Management, LLC

Rose F. DiMartino, Willkie Farr & Gallagher LLP